

September 27, 2012

<u>Via E-mail</u>
C. Allan Swaringen
Chief Executive Officer and President
Jones Lang LaSalle Income Property Trust, Inc.
200 East Randolph Drive
Chicago, Illinois 60601

> **Re: Jones Lang LaSalle Income Property Trust, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-11**
> **Filed September 20, 2012**
> **File No. 333-177963**

Dear Mr. Swaringen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Compensation of Directors, page 84</u>

1.   Please revise your disclosure to include any fees and compensation that have already been approved.

<u>Plan of Distribution, page 164</u>

2.   We note your disclosure that your "dealer manager has agreed to distribute shares of [your] common stock exclusively through one participating broker-dealer for up to one year…" If known, please revise your disclosure to identify the broker-dealer. Refer to Item 508(c)(2) of Regulation S-K.

Exhibit 23.4

3.   We note your disclosure on page 172 that the statements included in the prospectus relating to the role of Real Estate Research Corporation as your independent valuation advisor are included in this prospectus given the authority of such firm as experts in valuations. Please provide a revised consent that references the specific expertized disclosure that is in the prospectus.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Kevin Woody, Accounting Branch Chief, at (202) 5514-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of

C. Allan Swaringen
Jones Lang LaSalle Income Property Trust, Inc.
September 27, 2012
Page 3

Investment Management at (202) 551-6840. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Jason W. Goode
        Alston & Bird LLP